Sanomedics International Holdings, Inc.
80 SW 8th Street – Suite 2180
Miami, FL  33130

April 27, 2011

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W.
Washington, DC 20549-0305
Attn:           Gabriel Eckstein, Esq.

Re:	Sanomedics International Holdings, Inc. (the “Company”) Amendment No. 5 to Registration Statement on Form 10; SEC File No.: 000-54167

Gentlemen:

The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10 filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Form 10 filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
Very truly yours,

/s/ Craig Sizer
Craig Sizer
Chief Executive Officer